UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15089

FIDELITY BANCSHARES (N.C.), INC.

(Exact name of registrant as specified in its charter)

100 South Main Street

Fuquay-Varina, North Carolina 27526

(919) 552-2242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.50% Capital Securities issued by FIDBANK Capital Trust I

8.50% Junior Subordinated Debentures issued by Registrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 12h-3(b)(3)	☒
		Rule 15d-6	☐

Pursuant to the requirements of the Securities Exchange Act of 1934, FIDELITY BANCSHARES (N.C.), INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 2004	FIDELITY BANCSHARES (N.C.), INC.

	By:	/s/ Billy T. Woodard
Billy T. Woodard Chairman and Chief Executive Officer